UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated June 16, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒          Form 40-F: ☐

Enclosures:

●	Nokia announces changes to Group Leadership Team
●	Changes in Nokia Corporation's own shares

Stock exchange release	1 (3)

Nokia Corporation

Stock Exchange Release

16 June 2025 at 14:00 EEST

Nokia announces changes to Group Leadership Team

•	Federico Guillén to retire from Nokia on 31 December 2025. He will step down as President of the Network Infrastructure (NI) business group and as a member of the Group Leadership Team on 30 June 2025.

•	As part of a managed transition, David Heard, NI Chief Strategic Growth Officer, and former CEO of Infinera, is promoted to President of Network Infrastructure and joins the Group Leadership Team, effective 1 July 2025.

•	Victoria Hanrahan will join the Group Leadership Team as Chief of Staff to Nokia’s President and CEO, effective immediately.

Espoo, Finland – Nokia today announced changes to its Group Leadership Team. Federico Guillén will retire from Nokia on 31 December 2025. He will step down from his role as President of Nokia’s Network Infrastructure business group and from the Group Leadership Team on 30 June 2025.

As part of a managed transition, David Heard, currently NI Chief Strategic Growth Officer, and former CEO of Infinera, has been promoted to President of Network Infrastructure and will join the Group Leadership Team, effective 1 July 2025. David will report to Nokia’s President and CEO, Justin Hotard, and be based in Dallas. Federico and David will work together to ensure a seamless transition.

Heard joined Nokia with the acquisition of Infinera in February 2025. He was previously CEO of Infinera and, prior to that held the role of Infinera’s Chief Operating Officer, responsible for leading the innovation of new solutions and the overall operational excellence of the company. Before joining Infinera, Heard held senior positions across various technology companies in the U.S. including JDSU, BigBand Networks, Somera Communications, Lucent and AT&T gaining comprehensive experience of the telecoms industry and demonstrating a strong growth mindset and a commitment to innovation leadership.

“I want to thank Federico for his exceptional leadership and contribution to Nokia. As the first President of Network Infrastructure, he has been instrumental in building a high-performing and profitable business with a strong customer focus, helping to position the business for long-term growth. His leadership during major portfolio changes, including the divestment of the Submarine Networks business and acquisition of Infinera, has laid a solid foundation for the future. We’re grateful for his service and wish him the very best on his next chapter,” said Justin Hotard, President and CEO of Nokia.

“I’m excited to welcome David to the Group Leadership Team as the new head of our Network Infrastructure business. David has a proven track record of scaling businesses and driving innovation, and he brings a deep expertise of hyperscalers and AI-optimized solutions to the business. I’m confident he is the right leader to take Network Infrastructure forward,” Hotard continued.

www.nokia.com

Stock exchange release	2 (3)

In addition, Victoria Hanrahan will join Nokia’s Group Leadership Team as Chief of Staff to the President and CEO, effective immediately. She will focus on driving strategic and operational initiatives, including operational excellence, improving cross-functional execution and ensuring organizational alignment across the Global Leadership Team. Victoria will report to Nokia’s President and CEO and be based in Espoo.

Additional background information on all current members of the Group Leadership Team can be found at: www.nokia.com/en_int/investors/corporate-governance/group-leadership-team.

David Heard, CV

Born: 1968

Nationality: US national

Education:

Masters, Management Science (Sloan), Stanford University Graduate School of Business

Master of Business Administration (MBA), University of Dayton

BA, Production & Operations Mgt, The Ohio State University

Experience:

2025 (February-June) Chief Growth Officer at Network Infrastructure, Nokia

2020–2025 Chief Executive Officer, Infinera

2017–2020 Chief Operations Officer and various senior positions, Infinera

2015–2016 Cloud Service Provider (Executive Consultant - External), Dell

2010–2015 President - Network & Service (Software) Enablement, JDSU

2007–2010 Chief Operating Officer, BigBand Networks

2004–2006 President & CEO, Somera Communications (Jabil)

2003–2004 President - Switching Systems, Tekelec (Oracle)

2000–2003 President & CEO Santera Systems Inc (now Oracle)

1996–2000 GM & VP Wireless - Various Positions, Alcatel-Lucent

1990–1996 VP of Access, AT&T (Lucent Technologies)

Additional positions:

2017–2022 Member of the Board of Directors, Motion Intelligence

2012–2019 Chairman of the Board, Telecommunications Industry Association

2015–2018 Board Director, Milestone Sports

2006–2017 Member of the Board of Directors - Co-founder, Zyvex Performance Materials

2002–2004 Member of the Board of Directors, Spatial Wireless (Alcatel Lucent)

Victoria Hanharan, CV

Born: 1988

Nationality: US national

Education:

Bachelor of Business Administration (BBA), Marketing, Texas A&M University

Master of Business Administration (MBA), University of Houston

www.nokia.com

Stock exchange release	3 (3)

Experience:

2015–2024 Hewlett Packard Enterprise (HPE)

•	Vice President, Global Marketing – High Performance Compute & Artificial Intelligence (2023–2024)

•	Director, Chief of Staff - HPC & AI Business Unit (2021–2023)

•	Manager, Marketing Strategy (2019–2021)

•	Sr. Product Marketing Manager (2015–2019)

2010–2015 St. Jude Medical

•	Product Marketing Manager, Neuromodulation Division (2013–2015)

•	Marketing Communications Coordinator (2010–2013)

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Media inquiries

Nokia Communications

Maria Vaismaa, Global Head of External Communications

Phone: +358 10 448 4900
Email: press.services@nokia.com

Nokia Investor Relations
Phone: +358 931 580 507
Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (1)
16 June 2025

Nokia Corporation
Stock Exchange Release
16 June 2025 at 15:00 EEST

Changes in Nokia Corporation's own shares

Espoo, Finland – A total of 289 221 Nokia shares (NOKIA) held by the company were transferred today without consideration to participants of Nokia's equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolution of the Board of Directors to issue shares held by the company to settle its commitments to participants of the plans as announced on 22 November 2024.

The number of own shares held by Nokia Corporation following the transfer is 65 409 825.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal